UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 3 November 2009
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X          Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Issued by Harmony Gold Mining
Company Limited

3 November 2009

For more details contact:

Marian van der Walt
Executive: Corporate and Investor
Relations

on +27(0)82 888 1242

or

Esha Brijmohan
Investor Relations Officer

on +27(0)82 759 1775

Corporate Office:
Randfontein Office Park
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
www.harmony.co.za

JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228

HARMONY APPOINTS FINANCIAL DIRECTOR
Johannesburg. Tuesday, 3 November. Harmony Gold Mining Company Limited
(“Harmony”) is pleased to announce the appointment of Hannes Meyer as Financial
Director, with effect from 1 November 2009.
Hannes was appointed as financial director designate on 1 August 2009 and officially took over Harmony’s financial director’s responsibilities from Frank Abbott on 1
November 2009, following his appointment to Harmony’s Board as Executive Director.
Hannes is a qualified chartered accountant with more than 13 years experience in the mining industry.
Harmony’s Chief Executive Officer, Graham Briggs says, “Hannes certainly brings with him vast knowledge and experience of the mining industry from a financial perspective and this will be an asset to Harmony. We welcome Hannes to our Executive team and
I am confident that he will be successful in contributing to driving Harmony’s strategy. ”
Frank will remain on the Harmony Board as an executive director responsible for strategic planning up to the end of December 2009, after which he will serve as non-
executive director of Harmony.
Ends.

end.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 3, 2009
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Interim Financial Director